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                             September 16, 2021

       Christopher A. Tomasso
       Chief Executive Officer
       First Watch Restaurant Group, Inc.
       8027 Cooper Creek Blvd. #103
       University Park, FL 34201

                                                        Re: First Watch
Restaurant Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 7,
2021
                                                            File No. 333-259360

       Dear Mr. Tomasso:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed September 7, 2021

       Exhibits
       Exhibit 3.1 Form of Amended and Restated Certificate of Incorporation

   1. We note that the exclusive forum provision in your Form of Amended and Restated
                                                        Certificate of
Incorporation filed as Exhibit 3.1 is not consistent with the disclosure on pages 60 and 149 of
your registration statement. In this regard, your Amended and
                                                        Restated Certificate of
Incorporation provides that the Court of Chancery "or, if the Court of Chancery lacks
jurisdiction, a state court located within the State of Delaware or the federal district court
for the District of Delaware" shall have jurisdiction, but the registration statement
does not say the same. Further, your registration statement states that "[p]ursuant to the
Exchange Act, claims arising thereunder must be brought in federal district courts of the
United States of America," but such language does not appear in your
 Christopher A. Tomasso
First Watch Restaurant Group, Inc.
September 16, 2021
Page 2
         Form of Amended and Restated Certificate of Incorporation. Please revise to ensure consistency.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez at 2025-551-3792 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameChristopher A. Tomasso                    Sincerely,
Comapany NameFirst Watch Restaurant Group, Inc.
                                                            Division of
Corporation Finance
September 16, 2021 Page 2                                   Office of Trade &
Services
FirstName LastName